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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 1, 2006

Timberline Resources Corporation
(Exact Name of Registrant as Specified in its Charter)

IDAHO	**000-51549**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

36 West 16th Avenue, Spokane, Washington	**99203**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 747-5225**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

.

Item 2.01   **Completion of Acquisition or Disposition of Assets.**

Pursuant to the provisions of a December 1, 2004 Earn-In Agreement by and between the Registrant and Hecla Mining Company (the "Earn-In Agreement"), the Registrant completed its contractual obligation to incur at least $250,000 in expenses on exploration activities in certain mining claim areas in Shoshone County, Idaho (the "Snowstorm Project Area"). Thereafter, the Registrant, as required under the Earn-In Agreement, provided Hecla Mining Company with a report on the aforementioned exploration activities and the Phase Two Exploration Plan for the Snowstorm Project Area. Subsequently, Hecla Mining Company exercised its Earn-In Agreement option to retain a 4% Net Smelter Return ("NSR") Royalty (i.e. a share of the net revenues generated from the sale of metal produced) on the metal production of the Snowstorm Mines, and not actively participate as a joint venture partner of the Registrant in the future Snowstorm Project Area exploration activities. In making this election, Hecla Mining Company, under the terms of the Earn-In Agreement, on February 1, 2006, conveyed to the Registrant, by Quitclaim Deed and Assignment, its interest in approximately 750 acres of mineral rights in the exploration area. Simultaneously therewith, on February 1, 2006, the Registrant, under the terms of the Earn-in Agreement, assigned by Royalty Deed and Agreement, the aforementioned 4% NSR Royalty to Hecla Mining Company.

The Earn-In Agreement, the Form of February 1, 2006 Quitclaim Deed and Assignment (as executed and to be recorded) and the Form of February 1, 2006 Memorandum of Royalty Deed and Agreement are Exhibits herein (see Item 9.01 (c), below) and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits.**

(c) Exhibits.

         10.1   December 1, 2004 Earn-In Agreement by and between Timberline Resources Corporation and Hecla Mining Company. December 30, 2005 Press Release. (Previously filed on September 29, 2005 as Exhibit 10.7 to the Registrant's Form 10-SB registration statement.)

         10.2   Form of February 1, 2006 Quitclaim Deed and Assignment (as executed and to be recorded in Shoshone County, Idaho)

         10.3   Form of February 1, 2006 Memorandum of Royalty Deed and Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TIMBERLINE RESOURCES CORPORATION
(Registrant)

Date: February 6, 2006

/s/ John Swallow

_____
John Swallow
(Chief Executive Officer, Principal Operating Officer and Chairman of the Board of Directors)

Exhibit 10.2

RECORDING REQUESTED BY & RETURN TO:
  Timberline Resources Corporation
  c/o Stephen Goss, President
  P.O. Box 5034
  Spokane, Washington 99205

QUITCLAIM DEED AND ASSIGNMENT

This Deed and Assignment is made effective as of the 1st day of February, 2006, by and between HECLA MINING COMPANY, a Delaware corporation ("Hecla"), with its principal place of business at 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408, and TIMBERLINE RESOURCES CORPORATION, an Idaho corporation ("Timberline"), with its principal place of business at c/o Stephen Goss, President, P.O. Box 5034, Spokane, Washington 99205. Timberline and Hecla may be referenced jointly in this Deed and Assignment as the "Parties."

A.   WHEREAS, Hecla owns or controls certain mining claims and other real property interests more specifically described in the attached Schedule 1 (hereinafter referred to as the "Hecla Properties");

B.   WHEREAS, Timberline owns or controls certain mining claims and other real property interests more specifically described in the attached Schedule 2 (hereinafter referred to as the "Timberline Properties"). (The Timberline Properties and the Hecla Properties shall be referenced collectively as the "Mineral Properties");

C.   WHEREAS, Hecla and Timberline are parties to that certain unrecorded Earn-In Agreement dated effective as of December 1, 2004 (the "Earn-In Agreement");

D.   WHEREAS, pursuant to the terms of the Earn-In Agreement, Hecla has elected to transfer the Hecla Properties to Timberline and enter into a Royalty Deed and Agreement covering the Mineral Properties (the "Royalty Deed and Agreement");

E.   WHEREAS, concurrently with the execution of this Deed and Assignment, the Parties have entered into the Royalty Deed and Agreement; and

F.   WHEREAS, in connection with such election, the Earn-In Agreement requires Hecla to transfer the Hecla Properties to Timberline and to quitclaim any interest Hecla has in the Timberline Properties under the Earn-In Agreement to Timberline.





NOW, THEREFORE, in consideration of the premises and other good and valuable consideration received under the Earn-In Agreement:

(1) Hecla hereby quitclaims to Timberline Hecla's entire interest in the Hecla Properties, TO HAVE AND TO HOLD, all and singular the Hecla Properties, together with the tenements, hereditaments and appurtenances belonging thereto, or in anywise appertaining, and the rents, issues and profits of such property all to Timberline and Timberline's successors and assigns forever, subject to the Royalty Deed and Agreement; and

(2) Hecla hereby quitclaims to Timberline Hecla's entire interest (if any) in the Timberline Properties, TO HAVE AND TO HOLD, all and singular the Timberline Properties, together with the tenements, hereditaments and appurtenances belonging thereto, or in anywise appertaining, and the rents, issues and profits of such property all to Timberline and Timberline's successors and assigns forever, subject to the Royalty Deed and Agreement.

Notwithstanding the quitclaim nature of this conveyance, Hecla agrees that the representations and warranties made by Hecla in Article II of the Earn-In Agreement are incorporated into this Deed and Assignment in their entirety by this reference and shall be deemed to have been made again (and shall be true and correct) as of the date of this Deed and Assignment.

IN WITNESS WHEREOF, has caused this Quitclaim Deed to be effective on the day and year first above written.

TIMBERLINE RESOURCES CORPORATION

By: Stephen Goss

Stephen V. Goss
President

HECLA MINING COMPANY

By: Ronald W. Clayton

Ronald W. Clayton
Vice President-North American Operations





ACKNOWLEDGEMENTS

STATE OF IDAHO)
) ss.
County of Kootenai)

The foregoing instrument was acknowledged before me this 23rd day of January, 2006, by Ronald W. Clayton, the Vice President-North American Operations of Hecla Mining Company, a Delaware corporation, on behalf of said corporation.

ANN C. ROBISON
NOTARY
PUBLIC
STATE OF IDAHO

Ann C. Robison
Notary Public in and for the
State of Idaho
Residing at Hayden
My commission expires 10/31/2006

STATE OF WASHINGTON)
) ss.
County of Spokane)

The foregoing instrument was acknowledged before me this 25th day of January, 2006, by Stephen V. Goss, the President of Timberline Resources Corporation, an Idaho corporation, on behalf of said corporation.

DIANNA G. RESSA
COMMISSION EXPIRES
NOTARY
PUBLIC
11-28-07
STATE OF WASHINGTON

Dianna G. Ressa
Notary Public in and for the
State of Washington
Residing at Spokane
My commission expires 11/28/07

SCHEDULE 1
HECLA PROPERTIES

Patented Mining Claims and Other Real Property Interests (*mineral estate only*) located in Section 13, Township 48 North, Range 5 East, and Sections 18, 19, 20, 29 and 30, Township 48 North, Range 6 East, Shoshone County, Idaho:

Mineral Survey 1879/Parcel MC0069
Boxer
Lone Star
Nineteen Hundred
Snowstorm
Snowstorm Fraction

Mineral Survey 2063/Parcel MC0289
Snow Cap
Snowdrift
Snow Peak

Mineral Survey 2066A/Parcel MC0289
Illinois
Liberty
Protection
Snowstorm Cloud

Mineral Survey 2104/Parcel MC0289
Midlight
Moonlight
Starlight
Sunlight

Mineral Survey 2223/Parcel MC0106
Calumet
Calumet Fraction
Go Between
John H.
Lucky
Mortel
Saturday
Settin Sun
Tamarack

Mineral Survey 2302/Parcel MC0067
Nellie

Mineral Survey 2358/Parcel MC0067
Bull Pen
Independent Fraction
San Quentin

Mineral Survey 2670/Parcel MC0067
Manistee
Missoula
Rose

Mineral Survey 2670/Parcel MC0069
Ground Squirrel
Lost Horse
Olive
Slide
Slide Fraction
Wisconsin
Wisconsin Fraction

Mineral Survey 2724A/Parcel MC0067
Little Bert
Mabel May No. 2

Mineral Survey 2737/Parcel MC0067
Babb
Emma Mine
Mary Mine
Schneider

Parcel 48N06E19-1350
Lot 13

HECLA PROPERTY AGREEMENTS

Timberland Sale and Purchase Agreement by and between Hecla Mining Company, Abot Mining Company, Consolidated Silver Corporation, Moonlight Mining Company, Nine Corporation and Wall Street Mining Company, as Seller, and Louisiana-Pacific Corporation, as Buyer, dated February 28, 1992, affecting the surface interests of MS 2223, 2302, 2358, 2724A, 2737 and Lot 13.

Stock Purchase Agreement and Property Exchange Agreement by and between Hecla Mining Company and Silver Mountain Lead Mines, both dated May 24, 1999, affecting the surface interests of MS 1879, 2063, 2066A and 2104.

Exhibit 10.3

RECORDING REQUESTED BY & RETURN TO:
Hecla Mining Company
Land Department
6500 Mineral Drive, Suite 200
Coeur d'Alene, ID 83815-9408

MEMORANDUM OF ROYALTY DEED AND AGREEMENT

THIS MEMORANDUM OF ROYALTY DEED AND AGREEMENT is entered into and made effective the 1st day of February, 2006, by and between TIMBERLINE RESOURCES CORPORATION, an Idaho corporation, with its principal place of business at c/o Stephen Goss, President, P.O. Box 5034, Spokane, Washington 99205 (the "Grantor") and HECLA MINING COMPANY, a Delaware corporation, with its principal place of business at 6500 N. Mineral Drive, Suite 200, Coeur d'Alene, Idaho 83815-9408 (the "Grantee").

WHEREAS, Grantor and Grantee are parties to a certain unrecorded Earn-In Agreement dated effective as of December 1, 2004 (the "Earn-In Agreement");

WHEREAS, pursuant to the terms of the Earn-In Agreement, Grantee has quitclaimed its interest in certain mineral properties to Grantor;

WHEREAS, concurrent with Grantee's transfer of interest in its properties to Grantor, the parties entered into that certain unrecorded Royalty Deed and Agreement, dated and effective February 1, 2006, (the "Royalty Deed and Agreement") covering Properties, which are more particularly described in Exhibit "A", attached hereto and by this reference made a part hereof (the "Properties");

NOW, THEREFORE, in consideration of the premises, the mutual promises, obligations and other good and valuable consideration (the receipt and sufficiency of which Grantor and Grantee hereby acknowledge), and as contemplated by the Earn-In Agreement and Royalty Deed and Agreement, Grantor transfers to Grantee, and Grantee accepts, a non-participating production royalty on all ores and minerals (other than test lots not sold to a third party) mined and removed from the Properties and sold by or for Grantor, in the amounts, at the times, on the terms and conditions set forth in the Royalty Deed and Agreement.

All of the covenants, conditions, and terms of the Royalty Deed and Agreement shall: (i) run as a covenant with the Properties and the ground covered thereby; and, (ii) bind and inure to the benefit of the parties, and their respective successors and assigns.

This Memorandum has been executed and filed of record solely to give the public notice of the existence of the Royalty Deed and Agreement. It does not in any way amend, modify, revise, or replace the Royalty Deed and Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Memorandum of Royalty Agreement to be executed by their undersigned authorized representatives as of the date first above written.

Grantee:
HECLA MINING COMPANY

Grantor:
TIMBERLINE RESOURCES CORPORATION

By:_____
Ronald W. Clayton
Vice President-North American Operations

By:_____
Stephen V. Goss
President

ACKNOWLEDGEMENTS

STATE OF WASHINGTON)
) ss.
County of _____)

The foregoing instrument was acknowledged before me this ____ day of January, 2006, by Stephen V. Goss, the President of Timberline Resources Corporation, an Idaho corporation, on behalf of said corporation.

_____
Notary Public in and for the
    State of Washington
Residing at _____
My commission expires _____

STATE OF IDAHO   )
) ss.
County of _____)

      The foregoing instrument was acknowledged before me this ___ day of _____, 2006, by Ronald W. Clayton, the Vice President-North American Operations of Hecla Mining Company, a Delaware corporation, on behalf of said corporation.

                            _____
                            Notary Public in and for the
                              State of Idaho
                            Residing at _____
                            My commission expires _____

EXHIBIT "A"
MINERAL PROPERTIES

Patented Mining Claims and Other Real Property Interests located in Section 13, Township 48 North, Range 5 East, and Sections 18, 19, 20, 29 and 30, Township 48 North, Range 6 East, Shoshone County, Idaho:

Mineral Survey 1879/Parcel MC0069
Boxer
Lone Star
Nineteen Hundred
Snowstorm
Snowstorm Fraction

Mineral Survey 2063/Parcel MC0289
Snow Cap
Snowdrift
Snow Peak

Mineral Survey 2066A/Parcel MC0289
Illinois
Liberty
Protection
Snowstorm Cloud

Mineral Survey 2104/Parcel MC0289
Midlight
Moonlight
Starlight
Sunlight

Mineral Survey 2223/Parcel MC0106
Calumet
Calumet Fraction
Go Between
John H.
Lucky
Mortel
Saturday
Settin Sun
Tamarack

Mineral Survey 2302/Parcel MC0067
Nellie

Mineral Survey 2358/Parcel MC0067
Bull Pen
Independent Fraction
San Quentin

Mineral Survey 2670/Parcel MC0067
Manistee
Missoula
Rose

Mineral Survey 2670/Parcel MC0069
Ground Squirrel
Lost Horse
Olive
Slide
Slide Fraction
Wisconsin
Wisconsin Fraction

Mineral Survey 2724A/Parcel MC0067
Little Bert
Mabel May No. 2

Mineral Survey 2737/Parcel MC0067
Babb
Emma Mine
Mary Mine
Schneider

Parcel 48N06E19-1350
Lot 13

EXHIBIT "A" (*cont.*)

Unpatented Lode Mining Claims located in Township 48 North, Range 6 East, Shoshone County, Idaho

Claim Name	County Document Number	BLM Serial Number
Timberline 5350	417835	187467
Timberline 5351	417836	187468
Timberline 5352	417837	187469
Timberline 5450	417838	187470
Timberline 5451	417839	187471
Timberline 5452	417840	187472
Timberline 5158	417860	187464
Timberline 5157	417861	187463
Timberline 5156	417862	187462
Timberline 5155	417863	187461
Timberline 5154	417864	187460
Timberline 5153	417865	187459
Timberline 5152	417866	187458
Timberline 5151	417867	187457
Timberline 5150	417868	187456
Timberline 5058	417869	187451
Timberline 5057	417870	187450
Timberline 5056	417871	187449
Timberline 5055	417872	187448
Timberline 5054	417873	187447
Timberline 5053	417874	187446
Timberline 5052	417875	187445
Timberline 5051	417876	187444
Timberline 5050	417877	187443
Timberline 5049	418116	187442
Timberline 5148	418117	187454
Timberline 5149	418118	187455
Timberline 5059	418119	187452
Timberline 5060	418120	187453
Timberline 5159	418121	187465
Timberline 5160	418122	187466
Timberline 6000	418123	187473
Timberline 6001	418124	187474
Timberline 6002	418125	187475
Timberline 6006	418953	187571
Timberline 6007	418954	187572
Timberline 6008	418955	187573
Timberline 6009	418956	187574